EXHIBIT 12

Ratio of Earnings to Fixed Charges

	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges:
Ratio	2.07	2.36	1.62	1.53	1.61

Income from continuing operations	$108,140	$132,633	$52,634	$33,438	$32,823
Interest	101,045	97,639	85,541	62,625	53,270

“Earnings”	$209,185	$230,272	$138,175	$96,063	$86,093

Interest	$101,045	$97,639	$85,541	$62,625	$53,270
Capitalized interest	—	—	—	—	365

“Fixed charges”	$101,045	$97,639	$85,541	$62,625	$53,635

Ratio of earnings to combined fixed charges and preferred stock dividends:

Ratio	1.92	2.07	1.37	1.23	1.32

Income from continuing operations	$108,140	$132,633	$52,634	$33,438	$32,823
Interest	101,045	97,639	85,541	62,625	53,270

“Earnings”	$209,185	$230,272	$138,175	$96,063	$86,093

Interest	$101,045	$97,639	$85,541	$62,625	$53,270
Capitalized interest	—	—	—	—	365
Preferred dividends	7,637	13,434	15,163	15,622	11,802

“Combined fixed charges and preferred stock dividends”	$108,682	$111,073	$100,704	$78,247	$65,437